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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2004.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
                Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: April 7, 2004
	By	/s/ NORIE CAMPBELL Name: Norie Campbell Title: Vice President, Corporate Governance, Legal

TD Bank Normal Course Issuer Bid Purchases Proceeding Well

April 7, 2004 — TORONTO — The Toronto-Dominion Bank ("TD") announced today that purchases of common shares under its normal course issuer bid are proceeding well. During the month of March, TD purchased 4,338,700 common shares for a total cost of $201 million. This represents substantial progress towards TD's goal of neutralizing actual and anticipated share dilution from its Dividend Reinvestment Plan and the exercise of stock options during fiscal 2004.

Details of TD's purchases for March are expected to be filed today on SEDI (www.sedi.ca). The Bank will file similar reports with respect to each month in which it makes purchases under the normal course issuer bid.

TD launched the normal course issuer bid on March 2, 2004. Under the bid, TD may purchase up to 10,000,000 of its common shares. The bid will terminate on March 1, 2005 or such earlier date as TD completes its purchases.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and wholesale banking, including TD Securities, operating in a number of locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million online customers. TD Bank Financial Group had CDN$316 billion in assets, as of January 31, 2004. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For more information, please contact:
Peter Aust
Vice President, Capital Finance
TD Bank Financial Group
416-982-8056

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FORM 6-K SIGNATURES
TD Bank Normal Course Issuer Bid Purchases Proceeding Well